ASX/Media Release

Santos

[redacted]

Media enquiries
Matthew Doman
+61 8 8116 5260 / +61 (0) 421 888 858
matthew.doman@santos.com

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Andrew Nairn
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andrew.nairn@santos.com

23 October 2008

Third Quarter Activities Report
For Period Ended 30 September 2008

Comparative Performance at a glance				
Quarterly comparison		**Q3 2008**	**Q2 2008**	**Change %**
Production	mmboe	13.2	13.9	-5%
Revenue	A$ million	730	749	-3%
Corresponding period comparison		**Q3 2008**	**Q3 2007**	
Production	mmboe	13.2	15.0	-12%
Revenue	A$ million	730	627	16%
[illegible] comparison		**2008**	**2007**	
Production	mmboe	40.8	45.1	-10%
Revenue	A$ million	2,114	1,842	15%

Production reinstated at John Brookes

- September quarter production of 13.2 mmboe was 5% lower than the June quarter of 2008.
- Following the Varanus Island incident in June, initial production from John Brookes recommenced in early August with full production reinstated by early September.
- Cooper Oil production up 33% compared to the September quarter of 2007.
- Mutineer-Exeter production impacted by planned workover campaign.

Higher Sales Revenue

- Sales revenue of $730 million was 16% higher than the September quarter of 2007.
- September quarter average portfolio gas price of $4.90 per gigajoule (GJ) was 25% higher than the September quarter of 2007, primarily due to higher realised ethane and LNG prices.
- September quarter average realised oil price of A$146.42 per barrel was 59% higher than the September quarter of 2007.

Key activities during the period

- Receipt of US$2 billion from PETRONAS for the 40% stake in the GLNG™ project.
- Purchase of 100% interest in the WA-4-R permit (Carnarvon Basin) containing the majority of the undeveloped 600PJ gas resource in the Spar field.
- Proposal to construct a 500MW gas fired power station in western Victoria.
- Successful completion of $300 million off-market share buy-back in early October.

Santos Chief Executive Officer David Knox said the key milestone for the quarter was the completion of the historic partnership with PETRONAS for the development, operation and marketing of the Gladstone LNG project. Santos received US$2 billion cash from PETRONAS in July, with a further payment of US$500 million to be made upon reaching a Final Investment Decision for a second LNG train of 3mtpa capacity.

"The outlook for Santos remains positive despite the global financial crisis", Mr Knox said. "The Company is performing well. It has a very solid financial position, reinforced by a strong cash balance. All our development projects remain on schedule, and we remain focussed on delivering our strategy."

2008 Guidance

Production guidance for 2008 is maintained at 54 to 56 mmboe. Production cost guidance has increased by $20 million due to an additional well workover at Mutineer Exeter before year end and increased Cooper Basin oil well work, trucking costs and maintenance activities. All other guidance remains intact.

Item	Previous Guidance	Updated Guidance
Production	54 – 56 mmboe	No change
Production costs	$60 million higher than 2007	$80 million higher than 2007
Depreciation, Depletion & Amortisation (DD&A) expense	$12.30 per boe	No change
Petroleum Resource Rent Tax (PRRT) and similar taxes expense (refer note below)	$140 to $160 million (after tax)	No change
Capital expenditure (including exploration & evaluation)	$1,500 million	No change

Exploration expenditure guidance remains at $230 million and follow-on evaluation expenditure guidance remains at $75 million. Total capital expenditure (including exploration and evaluation) is in line with previous guidance. Year to date exploration and evaluation expenditure is reported on page 5 in this release.

Other items of expense are expected to be consistent with 2007 outcomes, with the exception of net financing costs which are expected to be lower than 2007 due to the receipt in July of the cash payment from PETRONAS.

PRRT and similar royalty related income taxes

The amount of royalty related income taxes expensed is dependant in part on the price of oil. The Company's guidance of $140 to $160 million after tax assumes an oil price of approximately A$120 per barrel, which is consistent with Analyst forecasts for 2008.

STOCK EXCHANGE ACTIVITIES REPORT FOR THE QUARTER ENDING 30 SEPTEMBER 2008

1. SALES AND PRODUCTION

Santos' share of production, sales and revenue for the quarter ended 30 September 2008 is shown in the table below:

	Quarter Ended			YTD		Full Year
	Q3 2008	Q3 2007	Q2 2008	2008	2007	2007
Sales Gas, Ethane and LNG (PJ)						
Cooper Basin	22.7	25.9	22.9	66.7	73.6	94.7
Surat/Bowen/Denison	7.7	8.3	9.5	26.7	24.6	34.9
Amadeus	3.0	3.1	3.0	9.2	9.7	13.1
Otway/Gippsland	5.2	8.4	5.0	16.9	24.1	30.1
Carnarvon	3.7	7.8	6.6	17.6	23.8	30.6
Bonaparte (LNG)	4.3	3.0	3.6	12.3	11.4	15.1
Indonesia	6.3	5.3	6.1	18.0	14.0	19.4
Bangladesh	1.5	0.0	1.9	5.0	0.0	1.2
USA	0.0	0.7	0.0	0.0	2.9	2.9
Total Sales Gas, Ethane and LNG Production	**54.4**	**62.5**	**58.6**	**172.4**	**184.1**	**242.0**
Total Sales Volume	**59.7**	**64.1**	**59.6**	**174.6**	**186.6**	**239.4**
Gas Price (Avg A$/GJ)	**4.90**	**3.91**	**4.01**	**4.30**	**3.86**	**3.95**
Total Sales Revenue (A$m)	**292.0**	**250.6**	**239.0**	**751.4**	**720.4**	**944.1**
Condensate (000's bbls)						
Cooper Basin	329.9	388.8	320.1	948.4	1189.0	1495.1
Surat/Denison	5.1	5.7	3.1	13.8	16.8	33.2
Amadeus	14.5	14.7	17.5	54.3	66.6	87.2
Otway	5.6	8.5	5.2	17.5	22.0	27.4
Carnarvon	43.8	111.6	72.6	223.9	338.3	441.0
Bonaparte	389.4	364.5	341.5	1189.9	1229.8	1618.4
Bangladesh	0.4	0.0	0.8	1.5	0.0	0.4
USA	0.0	12.3	0.0	0.0	65.4	65.4
Total Condensate Production	**788.7**	**906.1**	**760.8**	**2449.3**	**2927.9**	**3768.1**
Total Sales Volume	**594.5**	**909.9**	**880.4**	**2403.5**	**3055.3**	**3926.0**
Condensate Price (Avg A$/bbl)	**128.88**	**81.50**	**112.44**	**117.12**	**80.40**	**84.08**
Condensate Price (Avg US$/bbl)	**107.50**	**69.85**	**107.29**	**106.08**	**66.03**	**73.35**
Total Sales Revenue (A$m)	**76.6**	**74.2**	**99.0**	**281.5**	**245.7**	**330.1**
LPG (000 t)						
Cooper Basin	43.9	44.2	42.1	122.0	130.4	165.2
Surat/Denison	0.3	0.0	0.3	1.1	0.1	2.1
Bonaparte	22.8	17.5	19.5	66.3	57.4	76.2
Total LPG Production	**67.0**	**61.7**	**61.9**	**189.4**	**187.9**	**243.5**
Total Sales Volume	**53.9**	**81.6**	**57.1**	**175.5**	**205.4**	**248.6**
LPG Price (Avg A$/t)	**1003.95**	**661.33**	**999.37**	**1008.05**	**692.65**	**714.06**
Total Sales Revenue (A$m)	**54.1**	**54.0**	**57.0**	**176.9**	**142.3**	**177.5**
Crude Oil (000's bbls)						
Cooper Basin	959.6	722.1	1046.9	3016.0	2352.2	3324.4
Surat/Denison	18.2	7.9	18.3	53.0	43.4	60.8
Amadeus	37.4	42.2	30.0	94.4	117.5	151.8
Legendre	94.8	104.0	73.7	225.6	290.7	387.1
Thevenard	94.5	100.6	96.0	257.5	287.7	391.1
Barrow	155.7	167.8	153.7	466.9	504.0	679.0
Stag	499.1	720.5	383.0	1145.9	1810.3	2337.8
Mutineer Exeter	328.8	853.9	442.5	934.7	3248.6	3687.8
Elang/Kakatua	0.0	0.3	0.0	0.0	76.5	76.5
Jabiru/Challis	39.0	45.4	40.3	115.2	111.0	148.6
Indonesia	225.2	20.5	268.9	791.3	84.5	418.7
SE Gobe	43.7	59.6	50.2	145.0	171.1	224.7
USA	0.0	4.8	0.0	0.0	18.8	18.8
Total Crude Oil Production	**2496.0**	**2849.6**	**2603.5**	**7245.5**	**9116.3**	**11907.1**
Total Sales Volume	**2099.0**	**2692.7**	**2669.9**	**7048.3**	**8518.3**	**11257.1**
Oil Price (Avg A$/bbl)	**146.42**	**92.28**	**132.69**	**128.23**	**86.11**	**92.10**
Oil Price (Avg US$/bbl)	**122.13**	**79.09**	**126.61**	**116.14**	**70.72**	**80.35**
Total Sales Revenue (A$m)	**307.3**	**248.4**	**354.3**	**903.8**	**733.5**	**1036.8**
TOTAL						
Production (mmboe)	**13.2**	**15.0**	**13.9**	**40.8**	**45.1**	**59.1**
Sales Volume (mmboe)	**13.4**	**15.3**	**14.2**	**40.8**	**45.2**	**58.2**
Sales Revenue (A$m)	**730.1**	**627.2**	**749.3**	**2113.6**	**1841.9**	**2488.5**

Production by Area

Comparisons with prior periods for gas, condensate and LPG production are made between the current quarter and the same quarter from the previous year, as production is heavily influenced by seasonal factors.

Conversely, comparisons for crude oil are made with the immediate previous quarter, as oil production rates are not generally subject to seasonal variations.

Cooper Basin
Crude oil production of 0.96 mmbbl was 8% lower than Q2 2008, primarily due to adverse weather conditions. Further discussion in relation to the Cooper Oil Project is included in section 2.3 of this report.

Sales gas and ethane production of 22.7 petajoules (PJ) was 12% lower than Q3 2007 primarily due to natural field decline.

Surat Basin/Bowen Basin/Denison Trough
Sales gas production of 7.7 PJ was 7% lower than Q3 2007 due to the sale of 40% of GLNG™ to PETRONAS, accounted from 1 August 2008.

Amadeus Basin
Sales gas production of 3.0 PJ was slightly lower when compared with Q3 2007 due to natural field decline.

Otway Basin/Gippsland Basin
Aggregate sales gas production of 5.2 PJ was 38% lower than Q3 2007, primarily due to the shut-in of the Patricia Baleen plant due to hydrocarbon dew point issues and lower Casino customer nominations.

Carnarvon Basin
Gas production from the John Brookes field of 3.7 PJ was lower when compared to Q3 2007 due to the incident on 3 June 2008 that resulted in total cessation of production from both the East Spar Joint Venture and the Harriet Joint Venture. Initial production from John Brookes recommenced in early August with full production reinstated by early September.

Mutineer-Exeter's third quarter 2008 production of 0.33 mmbbl was 26% lower than Q2 2008. Planned well workovers increased the field rate by 4,000 bopd, however another well experienced an ESP failure and one well workover has been suspended until Q2 2009. Future activity in Q4 2008 will see a new development well, Mutineer-15, coming online, as well as a workover at Mutineer before the drilling rig departs.

Stag oil production of 0.5 mmbbl was 30% higher when compared to Q2 2008 due to lower field downtime and improved field performance following recent workover activity.

Legendre oil production of 0.09 mmbbl was 29% higher than Q2 2008 and Barrow Island oil production of 0.16 mmbbl was in-line with Q2 2008.

Thevenard Island production of 0.09 mmbbl was in-line with Q2 2008.

Timor Sea
Crude oil production from the Timor Sea (Jabiru and Challis) of 0.04 mmbbl was marginally lower when compared to Q2 2008.

Bonaparte Basin

Gross Bayu-Undan LNG production of 904,907 tonnes (50 PJ) was 45% higher when compared to Q3 2007. Santos' net entitlement production of 78,376 tonnes (4.3 PJ), was 43% higher due to shutdown activities that occurred in the 2007 comparative period.

Gross Bayu-Undan condensate production of 6.12 mmbbl was 19% higher than Q3 2007. Santos' net entitlement production of 0.39 mmbbl was 7% higher due to the shutdown activities that occurred in the third quarter of 2007, partially offset by lower net entitlement as a result of higher prices.

Gross Bayu-Undan LPG production of 309,259 tonnes was 43% higher than Q3 2007. Santos' net entitlement production of 22,777 tonnes was 30% higher due to the shutdown activities that occurred in the third quarter of 2007, partially offset by lower net entitlement as a result of higher prices.

Indonesia

Sales gas production from Brantas, Kakap and Maleo of 6.3 PJ was 19% higher when compared with Q3 2007, predominantly as a result of higher customer nominations.

Indonesian crude oil production of 0.23 mmbbl was 16% lower when compared to Q2 2008 due to natural field decline.

Bangladesh

Santos' net entitlement to gas production from the Sangu gas field was 1.5 PJ. Santos acquired a 37.5% stake in the field during October 2007.

Papua New Guinea

Oil production at SE Gobe of 0.04 mmbbl was 13% lower than Q2 2008.

2. CAPITAL EXPENDITURE

Total exploration, delineation and development expenditure is summarised in the table below:

Capital Expenditure Summary ($ millions)		Quarter Ended			YTD	
		Q3 2008	Q3 2007	Q2 2008	2008	2007
Exploration						
	Capitalised	41.0	15.9	6.3	67.6	7.2
	Expensed	27.0	34.4	60.6	116.1	88.5
	Total Expenditure	68.0	50.3	66.9	183.7	95.7
Exploration Evaluation						
	Capitalised	14.1	9.2	30.1	57.7	49.3
	Expensed	10.9	11.0	15.2	29.4	56.9
	Total Expenditure	25.0	20.2	45.3	87.1	106.2
Development Evaluation						
	Capitalised	52.8	35.0	61.4	132.5	75.6
Development	Capitalised	248.1	149.9	238.0	696.6	606.1
Total Capital Expenditure		**393.9**	**255.4**	**411.6**	**1,099.9**	**883.6**

2.1 EXPLORATION ACTIVITY

Exploration drilling activity during the third quarter is shown in the table below:

Well	Basin/Area	Target	Santos Interest (%)	Well Status
Netherby 1	Victoria - Offshore	Gas	50.0	P&A, successful gas
Frigate Deep 1	Western Australia - Offshore	Gas	100	P&A, successful gas
12W-CC-1X (Chim Cong)	Vietnam - Offshore	Oil	37.5	P&A
Ichthys North	Browse	Gas	30.0	Drilling ahead

Netherby 1 located in the Otway Basin spudded on the 15 July 2008 and was drilled to a total depth of 1,875 metres. The well encountered good quality gas bearing Waarre A sandstones in line with pre-drill expectations. The Netherby 1 DW1 (Development Well 1) was subsequently drilled to 2,517m. The Netherby 1 DW1 achieved a clean-up flow estimated at 51 million cubic feet per day, constrained by surface facilities. Santos is operator and has 50% interest.

The Frigate Deep-1 discovery well, located in the southern Bonaparte Basin spudded on the 28 July 2008. The well was drilled to a total depth of 2,520m RT and intersected two gas bearing zones. Gas samples were successfully obtained from each zone. This modest discovery has a mean resource estimate of 100bcf and could be tied back to a Petrel/Tern development. Santos is operator with 100% interest.

The Chim Cong well (12W-CC-1X) located in Block 12W in Vietnam spudded on the 14 July 2008. The well was drilled to a total depth of 2,964 metres in basement and encountered 7 metres net oil pay. The zone was drill stem tested but a very low oil flow rate was achieved and oil samples were collected from the zone. The well is now plugged and abandoned. Santos holds a 37.5% interest.

Seismic Activity

Seismic activity during the third quarter is shown in the table below:

Permit	Basin	Survey	Type	Km/Km^2	Status
PPL 177/PEL111	Cooper Basin	Charo 3D	3D Land	46	Complete
PPL176/PEL	Cooper Basin	Callbonna	3D Land	37	Complete
T66	Cooper Basin	Patroclus 3D	3D Land	116	Complete
T66	Cooper Basin	Genoa 3D	3D Land	150	Continuing
ATP 543 P S	Cooper Basin	Omicron 2D	2D Land	133	Complete
ATP 259P	Cooper Basin	Chi Pasta 2D	2D Land	136	Complete
ATP 543P	Cooper Basin	Orient 2D	2D Land	111	Complete
PEL1,12,450,452	Gunnedah Basin	Gwydir 2D (phase 1)	2D Land	123	Continuing
NG-154-04	Fergana Basin	Nanai 2D	2D Land	88	Continuing

2.2 Delineation Activity

Total delineation expenditure in Q3 2008 was $77.8 million, of which near-field exploration and exploration appraisal expenditure was $25 million and development appraisal expenditure was $52.8 million.

The table below details the delineation wells drilled during the third quarter and their status:

Well	Basin/Area	Target	Santos Interest (%)	Well Status
Grafton Range 26	Surat Basin	CSG core hole	60.0	P&A, corehole
Grafton Range 27	Surat Basin	CSG pilot well	60.0	C&S, pilot
Grafton Range 28	Surat Basin	CSG pilot well	60.0	C&S, pilot
Grafton Range 29	Surat Basin	CSG pilot well	60.0	C&S, pilot
Grafton Range 30	Surat Basin	CSG pilot well	60.0	C&S, pilot
Grafton Range 31	Surat Basin	CSG pilot well	60.0	C&S, pilot
Yanalah 7	Surat Basin	CSG pilot well	60.0	C&S, pilot
Yanalah 8	Surat Basin	CSG pilot well	60.0	C&S, pilot
Yanalah 9	Surat Basin	CSG pilot well	60.0	C&S, pilot
Wingnut 3	Surat Basin	CSG core hole	60.0	P&A, corehole
Mayfield 2	Surat Basin	CSG core hole	60.0	P&A, corehole
Bundella 2	Surat Basin	CSG core hole	60.0	P&A, corehole
Washpool Creek 3	Surat Basin	CSG pilot well	60.0	C&S, pilot
Washpool Creek 4	Surat Basin	CSG pilot well	60.0	C&S, pilot
Washpool Creek 5	Surat Basin	CSG pilot well	60.0	C&S, pilot
Washpool Creek 6	Surat Basin	CSG pilot well	60.0	C&S, pilot
Washpool Creek 7	Surat Basin	CSG pilot well	60.0	C&S, pilot
Stakeyard East 1	Surat Basin	CSG core hole	60.0	P&A, corehole
Tarrawonga 8	Surat Basin	CSG core hole	100	P&A, corehole
Angry Jungle 3	Surat Basin	CSG pilot well	81.9	C&S, pilot
Angry Jungle 4	Surat Basin	CSG pilot well	81.9	C&S, pilot
Angry Jungle 5	Surat Basin	CSG pilot well	81.9	C&S, pilot
Bindaroo 2	Surat Basin	CSG core hole	60	P&A, corehole
Mascotte 2	Surat Basin	CSG core hole	60	P&A, corehole
Waterview	Bowen Basin	CSG core hole	47.7	C&S, corehole
Yebna 1	Bowen Basin	CSG core hole	47.7	C&S, corehole
Yebna North 1	Bowen Basin	CSG core hole	47.7	C&S, corehole
Pibbon North 1	Gunnedah Basin	CSG core hole	25.0	Drilling
Kuhlua 1	Gunnedah Basin	CSG core hole	25.0	P&A, corehole
James 2	Cooper/Eromanga - SA	Oil	72.32	P&A
Hudson 1	Cooper/Eromanga - Qld	Oil	25.0	P&A

2.3 Development Activity

Development expenditure during the third quarter was $248.1 million.

The table below details all development wells drilled during the quarter and their status:

Well	Basin/Area	Target	Santos Interest (%)	Well Status
Narcoonowie 7	Cooper/Eromanga - SA	Oil	66.6	C&S, successful oil
Kirralee 2	Cooper/Eromanga - SA	Gas	66.6	C&S, successful gas
Mudera 15	Cooper/Eromanga - SA	Gas	66.6	C&S, successful gas
Mudera 16	Cooper/Eromanga - SA	Gas	66.6	C&S, successful gas
Marabooka 13	Cooper/Eromanga - SA	Gas	66.6	C&S, successful gas
Marabooka 14	Cooper/Eromanga - SA	Gas	66.6	P&A, core hole
Big Lake 89	Cooper/Eromanga - SA	Gas	66.6	C&S, successful gas
Big Lake 90	Cooper/Eromanga - SA	Gas	66.6	C&S, successful gas
Marabooka 15	Cooper/Eromanga - SA	Gas	66.6	C&S, successful gas

Naccowlah South 17	Cooper/Eromanga - Qld	Oil	55.5	P&A
Naccowlah South 18	Cooper/Eromanga - Qld	Oil	55.5	C&S, successful oil
Naccowlah West 22	Cooper/Eromanga - Qld	Oil	55.5	C&S, successful oil
Iliad 4	Cooper/Eromanga - Qld	Oil	70.0	C&S, successful oil
Iliad 5	Cooper/Eromanga - Qld	Oil	70.0	C&S, successful oil
Galex 2	Cooper/Eromanga - Qld	Gas	60.06	C&C, successful gas
Jackson 57	Cooper/Eromanga - Qld	Oil	55.5	C&S, successful oil
Jackson South 15	Cooper/Eromanga - Qld	Oil	55.5	C&S, successful oil
Munkah 12	Cooper/Eromanga - Qld	Gas	60.06	C&C, successful gas
Turkey Creek 6	Denison Trough	Gas	50.0	C&C, successful gas
Mutineer 14/15	Carnarvon Basin	Oil	33.4	C&C, successful oil
Netherby 1DW1	Otway Basin	Gas	50.0	C&C, successful gas
Henry 2	Otway Basin	Gas	50.0	P&A, successful gas
Henry 2DW1ST1	Otway Basin	Gas	50.0	Drilling
Fairview 161	Bowen Basin	CSG	47.7	C&S, successful gas
Fairview 113	Bowen Basin	CSG	47.7	C&S, successful gas
Fairview 90	Bowen Basin	CSG	47.7	C&S, successful gas
Fairview 125A	Bowen Basin	CSG	47.7	C&S, successful gas
Fairview 143	Bowen Basin	CSG	47.7	C&S, successful gas
Fairview 145	Bowen Basin	CSG	47.7	C&S, successful gas
Fairview 211	Bowen Basin	CSG	47.7	C&S, successful gas
Fairview 285	Bowen Basin	CSG	47.7	C&S, successful gas
Fairview 287	Bowen Basin	CSG	47.7	C&S, successful gas
Durham Ranch 95	Bowen Basin	CSG	1.5	C&S, successful gas
Durham Ranch 96	Bowen Basin	CSG	1.5	C&S, successful gas
Durham Ranch 97	Bowen Basin	CSG	1.5	C&S, successful gas
Durham Ranch 98	Bowen Basin	CSG	1.5	C&S, successful gas

The status of the development projects which were in progress during the third quarter are as follows;

Oyong Project (Santos 45%, operator)
Oyong Phase 2, development of the gas reserves, achieved project sanction in December 2007. Engineering and Construction works are progressing on schedule and first gas production is anticipated in the second half of 2009.

Cooper Oil Project (Santos 55% - 100%, operator)
Drilling and connection activity continued at a high level with 11 wells drilled and 15 new oil wells were brought online during the quarter. Construction activity also continued at a high level with facilities upgrade work being carried out at Moomba and Port Bonython to handle the increased oil volumes being received through the newly completed Jackson Moomba pipeline. Facilities upgrades were completed at Limestone Creek to process and load out high pour point oil and at Cook following the successful infill development drilling campaign in Q1 and Q2 2008. Production facilities were also completed at Charo.

Henry (VIC/P44 Stage 2) Development Project (Santos 50%, operator)
Development drilling is in progress with the Netherby 1 well successfully completed as prognosed. The Ocean Patriot was drilling Henry #2 at the end of the quarter. Engineering, procurement and fabrication activities for the connections to the existing Casino field infrastructure continue as scheduled. The linepipe is being progressively collected and welded into 1.1km long "stalks" at Crib Point in Victoria in preparation for spooling onto the installation vessel in December.

The project remains on schedule to meet the first gas target of H1 2009.

Kipper Project (Santos 35%, ExxonMobil operator)
The contract award for the Mobile Offshore Drilling Unit is being finalized. Subsea equipment engineering and procurement are proceeding to plan. First gas is targeted for first half 2011.

Reindeer Project (Santos 45%, Apache operator)
All major contracts have been awarded. Engineering, procurement and fabrication activities for the Offshore Platform and Onshore Plant are proceeding. Coating of the first consignment of line pipe for the onshore pipeline has commenced and onshore environmental approval is well advanced. First gas is targeted by the end of 2010.

Gladstone LNG (Santos 60%, operator)
The Gladstone LNG Project (GLNG™) is a transformational project for Santos and involves the production of LNG using coal seam gas (CSG) sourced from south eastern Queensland as feedstock. The initial phase of the project is on track for production of approximately 3 mtpa of LNG, with first gas cargos in 2014. The design contemplates an ultimate capacity of up to 10 mtpa of LNG.

Progress during Q3 2008 included:
- Completion of the sale of a 40% interest in the integrated GLNG™ project to PETRONAS, with cash proceeds of US$2 billion received in July 2008;
- Ongoing field development and appraisal activities, including the drilling of 35 development, appraisal and pilot wells;
- Completion of LNG facility dual pre-FEED studies utilising services of Bechtel (Houston) and Foster Wheeler (Reading), with optimisation workstreams now underway. The output of these pre-FEED studies is now being reviewed by technical and commercial teams ahead of FEED entry, which is planned for late 2008;
- Continued Environmental Impact Statement (EIS) community consultation forums, with the EIS on track for submission by late 2008;
- Undertook shipping simulation studies in conjunction with the Gladstone Ports Corporation;
- Continued marketing discussions with a range of Asian LNG buyers.

PNG LNG Project (Santos 17.7%, ExxonMobil operator)
The legislative amendments required under the Gas Agreement were passed by the PNG Parliament in September 2008. FEED activities, including engineering and environmental studies, marketing and financing activities, continue to progress well. The Hides gas/condensate field (Santos 25% working interest) will underpin the gas volumes required. FEED is expected to conclude with FID in 4Q 2009.

Fairview Phase 2 and Infrastructure Expansion (Santos 47.7%, operator)
Project construction continued at peak activity during the period with significant works undertaken on the compressor site, the water treatment plant and gas and water gathering systems. The Fairview Project Area Environmental Management Plan continues to be under review and a decision on the plan should be provided during the next period. The project remains on target to increase production capacity to 115TJ/day (gross) by January 2009.

3. HEDGING

There was no hedging outstanding at the end of Q3 2008.

4. BUSINESS DEVELOPMENT

Santos has entered into a Gas Sales Agreement with Victoria Electricity Pty Ltd (Victoria Electricity) for 55 PJ from the Longtom gas field over a three year period commencing in mid 2009.

Under separate arrangements Santos is processing and purchasing gas from the Nexus Energy Australia (Nexus) owned and operated Longtom gas field. Under these arrangements with Nexus, Santos will purchase the initial 350 PJ of gas from the Longtom gas field. Upgrades to Santos' existing Orbost Processing Plant are underway and are expected to be complete and ready for commercial operations in mid 2009.

The Victoria Electricity gas sales agreement will cover the majority of Santos' offtake commitments to Nexus over the initial three years and supports VE's expansion in the Victorian gas market.

5. QUARTERLY PRODUCTION AND REVENUE CHART



18.0
16.0
14.0
12.0
10.0
8.0
6.0
4.0
2.0
0.0
mmboe
1000
800
600
400
200
0
A$m

	Q1 04	Q2 04	Q3 04	Q4 04	Q1 05	Q2 05	Q3 05	Q4 05	Q1 06	Q2 06	Q3 06	Q4 06	Q1 07	Q2 07	Q3 07	Q4 07	Q1 08	Q2 08	Q3 08
Prdn mmboe	9.6	11.6	13.0	12.9	12.5	13.8	14.9	14.8	13.8	14.9	16.6	15.4	14.5	15.6	15.0	14.0	13.7	13.9	13.2
Revenue $m	256	334	420	490	466	553	765	679	622	692	760	664	581	634	627	647	634	749	730

6. CONVERSION FACTORS AND ABBREVIATIONS

Abbreviations		Conversion Factors	
PJ	petajoules	Sales Gas & Ethane, 1 PJ	171.937 boe x 10^3
TJ	terajoules	Crude Oil, 1 barrel	1 boe
mmbbl	million barrels	Condensate (Naphtha), 1 barrel	0.935 boe
mmboe	million barrels of oil equivalent	LPG, 1 tonne	8.458 boe
mtpa	million tonnes per annum	LNG, 1PJ	18,040 t
t	tonnes		
P&A	plugged and abandoned		
C&S	cased and suspended		
C&C	cased and completed		
P&S	plugged and suspended		
CTU	coiled tubing unit		
WI	water injector		

Santos Ltd
A.B.N. 80 007 550 923
Ground Floor
Santos Centre
60 Flinders Street
Adelaide SA 5000
GPO Box 2455
Adelaide SA 5001

Telephone: 08 8116 5000
Facsimile: 08 8116 5623

Santos

To: Company Announcements Office
ASX Ltd

From: Company Secretary

Date: 23 October 2008

Subject: **JPMorgan Annual CSM Corporate Access Day Presentation**

Please find attached the presentation given to the JPMorgan Annual CSM Corporate Access Day held in Sydney today by Mr Stephen Kelemen, Santos Manager Coal Seam Gas.

James Baulderstone
Company Secretary


Santos

JPMorgan Coal Seam Methane Corporate Access Day

Stephen Kelemen

23 October 2008

Disclaimer & Important Notice

This presentation contains forward looking statements that are subject to risk factors associated with the oil and gas industry. It is believed that the expectations reflected in these statements are reasonable, but they may be affected by a range of variables which could cause actual results or trends to differ materially, including but not limited to: price fluctuations, actual demand, currency fluctuations, geotechnical factors, drilling and production results, gas commercialisation, development progress, operating results, engineering estimates, reserve estimates, loss of market, industry competition, environmental risks, physical risks, legislative, fiscal and regulatory developments, economic and financial markets conditions in various countries, approvals and cost estimates.

All references to dollars, cents or $ in this document are to Australian currency, unless otherwise stated.

The Santos Strategy

Using quality assets, Santos will safely deliver:

Reliable base business in Australia

- **Eastern Australia:** price and volume growth
- **Cooper Oil:** high-value scaleable exploitation opportunity
- **WA:** exploit asset position

Significant growth in LNG

- **GLNG:** transformational growth
- **PNG:** project underpinned by high quality gas reserves
- **DLNG:** brownfield LNG growth

Focused growth in Asia

- **Indonesia:** steady business with incremental growth
- **India/ Bangladesh:** Bay of Bengal
- **Vietnam:** first oil by end 2010, expansion opportunities

World Scale Energy Resource


1970
Soviet
NOC
Full IOC Access
(85%)
2007
Russian
IOC
NOC Reserves
(78%)
Partial list for comparison
Russia 300
Canada 164
ME
28
743
177
Iran
Algeria
159
33
Nigeria
Qatar
16
Malaysia
17
Indonesia
20*
40
CSG + 40bboe
Resource potential
US
90
37
Proven gas reserves (bboe)
Proven oil reserves (bbl)
Unconventional gas (bboe) economically recoverable
Proven unconventional oil (bbbl)
*3P

Map: BP statistical review, June 2007, journals
Pie Chart: Adapted from PFC Energy

Santos



Santos

Overview of CSG Assets

CSG Potential

CSG is more than half Eastern Australia 2P reserves...

Coal Seam Gas as a Proportion of
Eastern Australia's 2P Reserves 24,648 PJ


Conventional Gas
11,977 PJ (48%)
Queensland CSG
12,123 PJ (49%)
New South Wales CSG
748 PJ (3%)

Source: RLMS, Santos

Historic CSG Production
(USA vs Australia)


1800
1600
1400
1200
1000
800
600
400
200
0
Annual Production (PJ)
Current EA gas
consumption
650 PJ/ a
1
3
5
7
9
11
13
15
17
19
21
23
25
27
Years from Production Start
USA
Australia

...and production growth is realising the potential

Santos

Santos' Leading CSG Acreage Position

Denison
- 6500 km² (gross)
- Exploration stage
- Same coals as Fairview

Greater Roma
- 7700 km² (gross)
- High quality resource
- Active pilot program

Gunnedah
- 21000 km² (gross)
- 20 core holes in 18 months
- Leverage to NSW markets or potential longer term LNG



Queensland
Gladstone
Brisbane
New South Wales
Santos has captured 50-70 Tcf of potential resource
Newcastle
100 km
Legend
Santos acreage
Oil pipeline
Gas pipeline

Greater Scotia
- 2500 km² (gross)
- 27 TJ/d production
- Production since 2002

Greater Fairview
- 7300 km² (gross)
- 72 TJ/d production
- Wells up to 10 TJ/d

Santos

Santos CSG Assets are World Class

Fairview, Roma and Scotia are amongst the world's best...

Field	Gas Content	Permeability	Saturation	Flow Rate	Spacing	GIP/Well	Coal Thickness
Fairview	●●●	●●●	●●●	●●●	●●●	●●●	●●
Roma	●●	●●●	●●	●●	●●	●●	●●
Scotia	●●●	●●	●●●	●●●	●●	●●●	●●●
Gunnedah	●●●	?	?	?	?	?	●●●
San Juan	●●●	●●	●●	●●●	●●●	●●●	●●●
Powder River	●	●●●	●●	●	●	●	●●●
Black Warrior	●●●	●	●●	●	●	●	●●

Santos assets (shaded) ● acceptable ●● good ●●● best in class

Source: JPT February 2008, Santos

Santos

CSG Reserve Development – Key Milestones







PROPECTIVE RESOURCE	CONTINGENT RESOURCE	3P	2P	1P
Geological review	Core-holes Geological review Seismic	Core-holes	Core-holes Pilot wells	Pilot wells Development wells Field development

Qld	21,000 PJ	7,523* PJ	2,911* PJ	1,035* PJ	427* PJ
GD	40,000 PJ				

GD: Gunnedah

*YE07 Adjusted for 40% sell down to PETRONAS

Santos

Production Delivery

CSG production capacity is not constrained by well capacity


Total Santos Operation CSG Sales Capacity Growth (gross)
TJ/d
180
160
140
120
100
80
60
40
20
0
May-05
Aug-05
Nov-05
Feb-06
May-06
Aug-06
Nov-06
Feb-07
May-07
Aug-07
Nov-07
Feb-08
May-08
Aug-08
Nov-08
Feb-09
Completed Fairview Acquisition
Compressor Site 2 Expansion
Fairview-Wallumbilla Pipeline Tie-in & Compressor Site 2 expansion
Compressor Site 3 at Fairview (under construction) will expand total production to 145 TJ/d
Fairview, Scotia and Roma Sales
Fairview, Scotia and Roma Projected Sales

Santos is on target to deliver 145 TJ/d CSG sales in Jan 2009

Santos


Santos

GLNG™

GLNG™ JV - Upstream Assets

Fairview

- Santos 47.7%* working interest
- Acquired by Santos in 2005 with an established production history of over 14 years

Arcadia

- Santos 47.7%* working interest

Roma

- 60%* Santos owned and operated
- ATP 631P North 81.9% Santos working interest
  - PETRONAS entitled to 40% of production



Emerald
Proposed Pipeline
Gladstone
Arcadia
Fairview
Taroom
Injune
Roma
Scotia
Wandoan
Roma
Wallumbilla
50 Km
GLNG JV acreage
Other Santos acreage

*Fairview, Arcadia and Roma working interest post 40% sell down to PETRONAS

Santos

GLNG™ Dimensions


425 km pipeline
Fairview
Scotia
Roma
0
100
Kilometres



- 1.5 km underwater pipeline crossing
- 230,000t of pipeline steel

- 24,500 km² CSG acreage
- 7,000 km² GLNG footprint
- 9 drilling and completion rigs
- Up to 3,000 field workers
- Drilling 250 wells per year
- Up to 140 compressors
- Ongoing exploration programs



- 180 Ha site
- 10 million tonnes pa with 3 trains
- LNG shipment every 6-7 days per train

- 280+ project staff in Qld
- One recruitment every working day

- 60,000 community stakeholders
- $1.5 Billion pa export revenue per train

Santos

...Beyond the GLNG™ Project

Green Benefit
- 50% less emissions
- 3-4 million trees
- Beneficial water use

Qld LNG Excellence
- World's 1st CSG to LNG
- Geoscience excellence
- Coal geology
- Petroleum engineering
- Technical operators



Water
- Community
- Commercial
- Agriculture
- Livestock
- Catchment

Community
- Qld economy > $2b
- Regional focus
- 3000+ jobs
- Active engagement

Santos

The Highlights...

- CSG is a global scale resource
- Reserves and production track record being established
- Major projects attracted to the industry
- GLNG is one of the largest integrated projects in Queensland's history



Santos



Santos

Fairview & Roma

Fairview Activity

Ongoing development at Fairview...

2008 Drilling Programme
- 9 core-holes (including Arcadia)
- 32 development and appraisal wells
- Productivity down to 1200m
- Commenced Arcadia appraisal

Facilities
- Additional compressor station
- Pony Hills reverse osmosis 6 ML/d desalination plant
- 115 TJ/d 2009

Water Handling
- Reverse osmosis
- Beneficial use via irrigation
- Water injection



Hillyvale 1 (prop.)
Emu Nest 1 (prop.)
Waterview 1
Precipice Creek 1 (prop.)
Yebna North 1
Yebna 1
Hallett 1
Pony Hills East 1
5 km
Development/ pilot wells
Core-holes / appraisal wells
YE07 Reserves

...with results in line with expectation

Santos

Roma Appraisal

Whilst it is early days at Roma...

Appraisal programme

- Commenced in September 2007
- Drilled to October 2008:
  - 25 core-holes
  - 56 pilots
- Two pilots in operation
  - Coxon Creek Pilot – 12 months production
  - Hermitage Pilot – 4 months production
- 13 pilots drilled up
- Gas content 4-8 m^3/t and average net coal 10-20+ m


Hermitage Pilot
Coxon Creek Pilot
10 Km

Legend
- Coreholes drilled
- Pilot wells drilled
- Santos Operated Permits
- Pipelines

...the results meet and exceed our expectations

Santos

Fairview Production


Production from the first 13 Fairview Wells
Gas Production (mscf/d), Water Production (bwpd)
14,000
12,000
10,000
8,000
6,000
4,000
2,000
Dec-94 Dec-95 Dec-96 Dec-97 Dec-98 Dec-99 Dec-00 Dec-01 Dec-02 Dec-03 Dec-04 Dec-05 Dec-06 Dec-07
Total Water (bwpd)
Total Gas (mscf/d)


mscfd and bwpd
12,000
10,000
8,000
6,000
4,000
2,000
0
1/1/02 20/7/02 5/2/03 24/8/03 11/3/04 27/9/04 15/4/05 1/11/05 20/5/06 6/12/06 24/6/07 10/1/08 28/7/08
Gas mscfd
Water bwpd


MMscf/d
Kbbls/d
7
6
5
4
3
2
1
0
Jan-97 Jan-98 Jan-99 Jan-00 Jan-01 Jan-02 Jan-03 Jan-04 Jan-05 Jan-06 Jan-07 Jan-08


MMscf/d
12
10
8
6
4
2
0
Mar-06 Jun-06 Sep-06 Dec-06 Mar-07 Jun-07 Sep-07 Dec-07 Mar-08 Jun-08
Produced Gas MMscf/d

 ...has been sustained over a long period of time Santos

Outstanding Drilling Performance

Since Q3 2007 drilling time has halved


8
7
6
5
4
3
2
1
0
Drilling time: days/well
Q3 2007
Q1 2008
Q2 2008
Q3 2008
Wells Drilled

Santos



Santos

Gunnedah Basin

Gunnedah Basin

40 TCF prospective resource...

- Secured access to majority acreage positions (up to 21,000 km² gross)
- Farmin agreements with
  - Australian Coalbed Methane
  - Gunnedah Gas
  - Macquarie Energy
- Quality and material land position to allow building of major new business
- All Santos operated
- Coreholes and seismic over next 18 months
- Contingent gas resource, first booking expected in 2009


New South Wales
PEL 450
PEL 12
PEL 1
PELA 93
PEL 452
PEL 456
Gunnedah
Coonabarabran
Quirindi
Dunedoo
Scone
Legend
Santos acreage
Gas pipeline

Santos

Gunnedah Geology

- Basin consists of troughs separated by shelf/ridge areas
- Focused on Bando, Tooraweenah & Murrurundi Troughs and adjacent shelfs
- Available well data
  - Thick coal (10-60+m)
  - Good gas content (5-15+ m3/t)
- Coal packages targeted
  - Blackjack – in troughs and shelfs
  - Maules Creek – troughs
  - Greta seams – south
- Core-hole and seismic programme to identify sweet spots


Trough
Bellata Basin
Narrabri
Pilliga Trough
Bohena Trough
Gunnedah
Tamworth
Bando Trough
Coonabarabran
PELA 93
PEL 450
PEL 12
PEL 1
Quirindi
Gilgandra
Tooraweenah Trough
PEL 452
PEL 456
Dunedoo
Murrurundi Trough
Muswellbrook
Dubbo
Gulgong
Shelf
25 Km

Santos

Exploration Programme

Core-holes

- 20-30 core-holes
- New purpose built rig commenced operation July with 1500+ m capacity
- Primary CSG targets
  - Blackjack and Maules Creek coal seams
  - Potentially Greta coals in south
- Test programme
  - Core analysis
  - Wireline logging
  - Drill Stem Testing

2D Seismic

- 500 km of 2D acquisition
- Largest onshore seismic programme in NSW
- Commenced Q3 2008


Gwydir Seismic Survey
Coal Seam Gas core-hole
Narrabri
Kahlua 1
Gunnedah
Tamworth
PEL 450
PEL 12
PEL 1
PELA 93
Quirindi
Ribbon Nth 1
PEL 452
Dunedoo
Scone
Dubbo
PEL 456
Gulgong
Muswellbrook
Wellington
Mudgee
25 Km

Santos

Contact Information

Registered and head office
Share Register
Adelaide
Ground Floor, Santos Centre
60 Flinders Street
Adelaide, South Australia 5000
GPO Box 2455
Adelaide, South Australia 5001
Telephone: +61 8 8116 5000
Facsimile: +61 8 8116 5050

Useful email contacts
Share register enquiries:
share.register@santos.com

Investor enquiries:
investor.relations@santos.com

Andrew Nairn
Group Executive Investor Relations
Level 10, Santos Centre
Direct: + 61 8 8116 5314
Facsimile: +61 8 8116 5131
Email: andrew.nairn@santos.com

Brooke Pedersen
Investor Relations Analyst
Level 10, Santos Centre
Direct: + 61 8 8116 7227
Facsimile: +61 8 8116 5131
Email: brooke.pedersen@santos.com

Website:
www.santos.com

END